NO ACT

PE
1-22-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005926

March 3, 2011

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-03-2011

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2011

Dear Ms. Ising:

This is in response to your letter dated January 22, 2011 concerning the shareholder proposal submitted to ExxonMobil by the Sisters of St. Francis of Dubuque, Iowa. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Michael Crosby, OFMCap
Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

March 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2011

The proposal requests that the board oversee the publication of a report detailing all U.S. government subsidies (federal, state and local) the company has received that effectively reduced ExxonMobil's costs of doing business during each of the last three fiscal years, and any associated reputational risk.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations. In this regard, we note that the proposal relates to the company's sources of financing. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 26471-00003

January 22, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Sisters of St. Francis
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials"), a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the Sisters of St. Francis (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request the Board of Directors oversee the publication of a report (issued at a reasonable expense and excluding proprietary information) within six months of the annual meeting detailing all U.S. government subsidies (federal, state and local) our company has received that effectively reduced ExxonMobil's costs of doing business--from leases and drilling to production and marketing--during each of the last three fiscal years (2008-2010), and any associated reputational risk. This report should detail the impact of all financially significant subsidies including, but not limited to: tax breaks, loan guarantees, write-offs, incentives, and natural resource extraction rights sold at below estimated free market rates. We recommend this report also include estimates of the impact on the Company's profits over these years if no subsidies had been received as well as an estimate of the impact on future profits for the Company if the subsidies are eliminated.

A copy of the Proposal, the Supporting Statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations. The actions that a company takes that affect its costs of doing business, including those it takes to lawfully minimize taxes, are clearly matters of a highly technical and complex nature requiring the attention of management and subject matter experts and on which shareholders are not in a position to make informed judgments. In addition, the Company is subject to various tax regimes and so-called government subsidies that involve literally thousands of rules, regulations and other authorities that are complex and highly technical, clearly fitting the rationale supporting the ordinary business exclusion.

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Sources of Financing

The Proposal seeks information on and an assessment of all "U.S. government subsidies (federal, state and local) [the Company] has received that effectively reduced ExxonMobil's costs of doing business" and specifically requests a report detailing "the impact of all financially significant subsidies including, but not limited to: tax breaks, loan guarantees, write-offs, [and] incentives." This very broad wording means that the Proposal involves a vast array of rules, regulations and authorities that the Company considers on a day-to-day basis and that affect the financial condition of the Company's business operations (including decisions regarding capital investments, operational matters like where to locate a facility and financial analysis relating to its overall tax burden). For example, some items that the Proposal appears to characterize as "subsidies" are in fact tax provisions that apply to a significant number of companies and industries – like Section 199 of the Internal Revenue Code ("IRC"), which provides a federal income deduction for certain domestic manufacturing activities, and the research and experimentation credit, which provides a federal tax credit for certain research and development activities. The Company's efforts to satisfy applicable Internal Revenue Service rules are part of the Company's day-to-day business operations and represent a source of financing for the Company's activities. Similar efforts are required with respect to the myriad of state and local tax provisions applicable to the Company's business. As discussed by the Staff in the 1998 Release, these actions are precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." As a result, the Proposal interferes with the Company's ordinary business operations and involves matters that are most appropriately left to the Company's management and its subject matter experts and not to direct shareholder oversight.

Staff precedent supports exclusion of the Proposal under Rule 14a-8(i)(7). For example, in *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc. (Recon.)* (avail. Mar. 13, 2003), the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) shareholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings." The Staff noted that such proposals were excludable because they sought "disclosure of the sources of financing." The Proposal is excludable for the same reason as it relates to the Company's sources of financing. For example, the Company may decide to invest in new equipment or undertake oil and gas exploration. In evaluating the related economics, the Company would consider all applicable federal, state and local rules and provisions that might reduce the costs of those activities and thus represent a source of financing for the Company.

Moreover, in *General Electric Co.* (avail. Feb. 15, 2000), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking for reporting on tax abatements and tax credits, among other governmental incentives and subsidies, because the proposal related to "a source of financing." And in *Texaco Inc.* (avail. Mar. 31, 1992), the Commission reversed the Staff's earlier decision in *Texaco Inc.* (avail. Feb. 5, 1992) that a shareholder proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The Proposal's request for a report detailing "the impact of all financially significant subsidies including, but not limited to: tax breaks, loan guarantees, write-offs, [and] incentives" is directed at the same types of information in *Texaco Inc.* (relating to "taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities"), which the Commission found to involve ordinary business matters. *See also E.I. du Pont de Nemours & Co.* (avail. Oct. 16, 1992) (Staff concurred that the company could omit a similar proposal under the predecessor to Rule 14a-8(i)(7)). Thus, as in *Texaco*, the Proposal also is excludable under Rule 14a-8(i)(7) because it relates to the Company's "day-to-day management decisions in connection with the Company's multinational operations."

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With Laws

As discussed above, the Proposal is broadly worded to cover "all financially significant subsidies including, but not limited to: tax breaks, loan guarantees, write-offs, [and] incentives." The Company must comply with a panoply of federal, state and local tax and other laws in order to satisfy the requirements of various tax programs or provisions. As a result, the Company has established, maintains and monitors a broad-ranging legal compliance program addressing its compliance with all relevant tax laws, regulations and other requirements.

The Staff consistently has recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareholder alleging willful violations of the Sarbanes-Oxley Act of 2002 ("SOX"), and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Despite the allegations of wrongdoing, the Staff affirmed a long line of precedents regarding proposals implicating legal compliance programs. It stated: "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. July 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (avail. Mar. 12, 2008) (same); *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting that the board publish a report on the company's policies on product safety); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting that the board of directors appoint an independent shareholders' committee to investigate possible corporate misconduct); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

In addition, the Staff repeatedly has concurred with the exclusion of shareholder proposals requesting that the board of directors undertake actions to ensure compliance with laws related to ordinary business operations. For example, in *Bear Stearns Companies Inc.* (avail.

Feb. 14, 2007), the Staff concurred with the exclusion of a proposal requesting a SOX Right-to-Know report detailing the costs and benefits of SOX on the company's in-house operations as well as the impact of SOX on the company's investment banking business. The Staff's response specifically stated that the proposed report would require an assessment of the company's "general legal compliance program," which is characteristically an element of ordinary business operations. *See also Merrill Lynch & Co., Inc.* (avail. Jan. 11, 2007) (concurring in the exclusion of an identical proposal under Rule 14a-8(i)(7) as relating to ordinary business operations ("i.e., general legal compliance program")); *Lehman Brothers Holdings Inc.* (avail. Jan. 11, 2007) (same); *Morgan Stanley* (avail. Jan. 8, 2007) (same).

The Proposal's request for a report on "all U.S. government subsidies (federal, state and local) [the Company] has received that effectively reduced [the Company's] cost of doing business" detailing "the impact of all financially significant subsidies including, but not limited to: tax breaks, loan guarantees, write-offs, [and] incentives" clearly relates to the Company's compliance with laws and thus to ordinary business operations. As reflected in *Sprint Nextel Corp.* and the other precedents cited above, ensuring the Company's compliance with such applicable laws and policies is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Moreover, the Company devotes significant time and expense to its legal compliance programs. For example, compliance with just two sections of the IRC, Sections 41 and 199 (which provide for a research and experimentation tax credit and a federal income deduction for certain domestic manufacturing activities, respectively), requires numerous individuals in the Company's financial, legal, and operating groups to evaluate detailed related rules, regulations, and interpretations, including conditions and limitations on their applicability to specific activities. Thus, these are precisely the type of "matters of a complex nature" that are not appropriate for micro-managing through shareholder proposals like the Proposal.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

The Proposal fails to define three critical phrases or otherwise provide guidance on what is necessary to implement it. Specifically, the Proposal does not define the term "government subsidies" or explain what is meant by the phrases "effectively reduced ExxonMobil's costs of doing business" and "all financially significant subsidies." Thus, it is excludable under Rule 14a-8(i)(3) as it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Staff has consistently concurred with the exclusion of proposals that fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. Specifically, in *Bank of America Corp.* (avail. Feb. 25, 2008), the proposal requested that the company amend its policies "to observe a moratorium on all financing, investment and further involvement in activities that support MTR [(mountain top removal) projects]," but failed to define what would constitute "further involvement" and "activities that support MTR [projects]." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. Likewise, in *Wendy's International, Inc.* (avail. Feb. 24, 2006), the Staff concurred with the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) where the proposal requested a report on the progress made toward "accelerating development" of controlled-atmosphere killing, but failed to define the critical terms "accelerating" and "development."

The Proposal does not define the critical term "government subsidies." Instead the Proposal merely gives a few examples of what the Proponent intends to be covered by the term using additional vague terms like "tax breaks." Moreover, the Proposal does not convey what is meant by the phrase "effectively reduced ExxonMobil's costs of doing business" and does not make clear how the term "effectively reduced" is to be evaluated or against what it is to be measured. Does this phrase mean "effectively reduce the Company's costs of doing business as compared to the costs of doing business in some previous period of time" (and if so, relative to what period of time) or "effectively reduce the costs of doing business as compared to the costs if it had not received the so-called subsidy"? For example, would the decision to price one of the Company's products in order to compete with an alternate product constitute an action taken by the Company that has the effect of reducing the Company's costs of doing business since the decision would result in lower profits and therefore lower taxes than if a higher price had been charged, or is that a decision to increase taxes if the lower price makes overall revenue increase or not decline as much as it would have if no action had been taken in response to the competitive product? The Proposal's failure to define the phrase "effectively reduced ExxonMobil's costs of doing business" and to otherwise clarify how a reduction in the costs of doing business should be measured for purposes of implementing the Proposal means that shareholders and the Company cannot determine what "subsidies" the Proposal addresses. Thus, shareholders voting on the Proposal might interpret it differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Proposal also requests that the Company detail the impact of "all financially significant subsidies" without including criteria to determine what qualifies as being "financially significant." Is a so-called subsidy "financially significant" because of the financial benefit it provides to the Company once it is received, or is it "financially significant" because of the costs the Company incurs if it is deprived of the subsidy? Is "financially significant" a lower standard than the Commission's materiality standard and, if so, to what extent? It is also unclear whether the Proposal seeks information on so-called subsidies that are "financially significant" to the Company or based on what the Proponent believes are "financially significant." The Proposal's failure to provide guidance on what qualifies as "financially significant subsidies" makes it difficult for shareholders to comprehend precisely what implementation of the Proposal would entail.

Thus, the Proposal, as with the proposals in the precedents cited above, falls within a long line of vague proposals where the Staff has concurred with exclusion under Rule 14a-8(i)(3). *See Eastman Kodak Co.* (avail. Mar. 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks, stock options" failed to define various terms and gave no indication of how the options were to be valued); *Pfizer Inc.* (avail Feb. 18, 2003) (proposal requesting that the Board "make all stock options to management and the Board of Directors at no less than the highest stock price" failed to define critical elements or otherwise provide guidance on what would be necessary to implement it); *General Electric Co.* (avail. Feb. 5, 2003) (proposal urging the Board to "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how to measure those terms); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal). In addition, under prior Rule 14a-8(c)(3), which also prohibited vague and indefinite proposals, the Staff concurred in exclusion of a proposal that sought to prohibit a company from "interfering" with the "government policy" of certain foreign governments, noting that "the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies' as well as when the proscriptions of the proposal would apply." *American Telephone and Telegraph Co.* (avail. Jan. 12, 1990).

Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Lisa K. Bork, the Company's Counsel – Corporate & Securities, at (972) 444-1473.

Sincerely,



Elizabeth A. Ising

Enclosure(s)

cc: Lisa K. Bork, Exxon Mobil Corporation
Rev. Michael Crosby, OFMCap
Sister Cathy Katoski, Sisters of St. Francis

Exhibit A



SISTERS OF ST. FRANCIS
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

DJ N

Ltd 6x
RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 16 2010 -1
Routed For Action to: DSR
Informational Copy to:

SHAREHOLDER PROPOSAL

NOV 17 2010

NO. OF SHARES
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RECEIVED
NOV 16 2010
D. S. ROSENTHAL

November 15, 2010

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Sisters of St. Francis of Dubuque, Iowa have substantial holding in ExxonMobil. At the same time we are committed to move in the direction of greater sustainability in the use of energy. A case in point is our current construction of a healthcare facility that will use geothermal sourcing.

We know that movement in this direction will not be moving as rapidly as we desire unless renewable energy entities receive the same kind of help from the government in the form of subsidies, tax breaks, etc. that has enabled companies like ExxonMobil to do as well as it has. Because we have not been able to find full and clear data regarding the government help it regularly receives that enhance its profits we submit the enclosed resolution.

The Sisters of St. Francis of Dubuque Iowa has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 15. 2010.

As Treasurer of the Congregation, I have been authorized by our Leadership Team to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Our official representative on this matter is Rev. Michael Crosby, OFMCap. I believe you know how he can be reached. I look forward to dialogues on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

Sr. Cathy Katoski, OSF

(Sister) Cathy Katoski, OSF
enc.

*Rooted in the Gospel and in the spirit of Francis and Clare,
the Sisters of St. Francis live in right relationship with all creation.*

PHONE: (563) 583-9786 FAX: (563) 583-3250 WEBSITE: www.osfdbq.org

ExxonMobil
Report on Governmental Subsidies Received

Whereas an October 25, 2011 ExxonMobil Op-Ed in *The Wall Street Journal* stated that corn ethanol receives higher "federal government" subsidies than for oil.

An earlier July 12, 2010 lead *New York Times* editorial ("Big Oil's Good Deal") stated: "No industry enjoys the array of tax breaks and subsidies that the oil and gas industry does. No industry needs them less." It lists such "cushy benefits" as "fast write-offs for upfront drilling expenses, generous depletion allowances, and the like . . . available at virtually every state of the exploration and production process." The Environmental Law Institute estimates the domestic oil industry was subsidized <$72 billion from 2002-2008.

ExxonMobil argues against subsidizing renewable energy sources; yet fails to detail subsidies it receives to continue developing what it itself admits is a critical component to climate change. It readily touts taxes it pays, but not subsidies it receives. .

U.S. lawmakers are proposing to eliminate $3.8 billion in annual tax breaks for oil and gas companies. They propose shifting such fossil fuel-dependent subsidies to non-polluting, renewable alternatives to enhance energy independence, secure energy sources with less volatile prices, and help the U.S. compete with countries like China (who are rapidly developing clean energy industries [http://priceofoil.org/fossil-fuel-subsidies/]). In response, the oil and gas industry has spent $340 million in the past two years to block such initiatives.

In 2009 G20 leaders in Pittsburgh agreed to phase out, over the medium-term, inefficient fossil fuel subsidies. The 2010 World Energy Outlook of the International Energy Association (the energy watchdog to 28 industrialized nations) declared: "Eradicating subsidies to fossil fuels would enhance energy security, reduce emissions of greenhouse gases and air pollution, and bring economic benefits."

Given the increasing federal debt, efforts to reduce Government spending may jeopardize existing unnecessary subsidy-based net income for ExxonMobil. Consequently, shareholders should be apprised of potential financial risks involved should our Company be deprived of such help to our net income. Potential reputational risk to ExxonMobil may also arise regarding the appropriateness of continuing to subsidize an already-mature and profitable energy source (i.e. fossil fuels).

RESOLVED: Shareholders request the Board of Directors oversee the publication of a report (issued at a reasonable expense and excluding proprietary information) within six months of the annual meeting detailing all U.S. government subsidies (federal, state and local) our company has received that effectively reduced ExxonMobil's costs of doing business--from leases and drilling to production and marketing--during each of the last three fiscal years (2008-2010), and any associated reputational risk. This report should detail the impact of all financially significant subsidies including, but not limited to: tax breaks, loan guarantees, write-offs, incentives, and natural resource extraction rights sold at below estimated free market rates. We recommend this report also include estimates of the impact on the Company's profits over these years if no subsidies had been received as well as an estimate of the impact on future profits for the Company if the subsidies are eliminated.

2011ExxonMobil.ReportOnSusidies.11.15.10 499 words, not counting titles

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

November 23, 2010

VIA UPS – OVERNIGHT DELIVERY

Sister Cathy Katoski, OSF
Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

Dear Sister Cathy Katoski:

This will acknowledge receipt of the proposal concerning a report on governmental subsidies, which you have submitted on behalf of the Sisters of St. Francis of Dubuque Iowa (the "Proponent") in connection with ExxonMobil's 2011 annual meeting of shareholders. However, the proof of share ownership sent by Wells Fargo Bank was insufficient. The proof only shows a current share balance and does not verify continuous ownership for one year.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. The letter dated November 15, 2010 from Wells Fargo regarding your ownership does not establish continuous ownership for the required period. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (November 15, 2010), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in continuing our discussion of this proposal and will contact you again in the near future.

Sincerely,



DSR/smd

Enclosure

§ 240.14a-8 Shareholder proposals.

 top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state,

federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

WELLS FARGO

DfH

Institutional Trust Services
MAC N8200-036
666 Walnut Street
Des Moines, IA 50315
515 245-8423 Fax

Wells Fargo Bank, N.A.

SHAREHOLDER RELATIONS
NOV 29 2010
NO. OF SHARES
COMMENT:
ACTION:

RECEIVED
NOV 29 2010
D. S. ROSENTHAL

November 15, 2010

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Wells Fargo Bank, N.A. serves as custodian for the security assets for the Sisters of St Francis of Dubuque Iowa. Sister Cathy Katoski requested that we send this letter to your attention to provide confirmation that the Sisters of St. Francis held in custody with Wells Fargo Bank at least $2,000 in market value of Exxon Mobil Corporation, cusip 30231G102.

We do confirm that the Sisters of St Francis has had continuous ownership of Exxon Mobil Corporation, cusip 30231G102, for the past year of over $2,000 in market value.

In the event you would need further information, please contact me at 515-245-3234.

Regards,



Jean A. Leth
Vice President & Relationship Manager
Institutional Retirement & Trust

Enclosure

Cc: Sister Cathy Katowski
David S. Rosenthat

Institutional Trust Services
MAC N8200-036
666 Walnut Street
Des Moines, IA 50315
515 245-8423 Fax

Wells Fargo Bank, N.A.

SHAREHOLDER RELATIONS
DEC 1 2010
NO. OF SHARES
COMMENT:
ACTION:
RECEIVED BY
D. D. HUMPHREYS
DEC 0 1 2010
Routed for Action to:
Informational Copy to:

RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 29 2010
Routed For Action to: DDH
Informational Copy to:

November 15, 2010

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Wells Fargo Bank, N.A. serves as custodian for the security assets for the Sisters of St Francis of Dubuque Iowa. Sister Cathy Katoski requested that we send this letter to your attention to provide confirmation that the Sisters of St. Francis held in custody with Wells Fargo Bank at least $2,000 in market value of Exxon Mobil Corporation, cusip 30231G102.

We do confirm that the Sisters of St Francis has had continuous ownership of Exxon Mobil Corporation, cusip 30231G102, for the past year of over $2,000 in market value.

In the event you would need further information, please contact me at 515-245-3234.

Regards,

Jean A. Leth
Vice President & Relationship Manager
Institutional Retirement & Trust

Enclosure

RECEIVED
DEC 01 2010
D. S. ROSENTHAL



RECEIVED
NOV 19 2010
D. S. ROSENTHAL

Institutional Trust Services
MAC N8200-036
666 Walnut Street
Des Moines, IA 50315
515 245-8423 Fax

Wells Fargo Bank, N.A.

RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 19 2010
Routed For Action to: DSR
Informational Copy to:

SHAREHOLDER RELATIONS
NOV 19 2010
NO. OF SHARES
COMMENT:
ACTION:

November 15, 2010

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Wells Fargo Bank, N.A. serves as custodian for the security assets for the Sisters of St Francis of Dubuque Iowa. Sister Cathy Katoski requested that we send this letter to your attention to provide documentation of the shares of ExxonMobil Corporation, cusip 30231G102 held in custody for the Sisters of St. Francis. The current holdings are 10,181 shares as supported in the attached document.

In the event you would need further information, please contact me at 515-245-3234.

Regards,

Jean A Leth

Jean A. Leth
Vice President & Relationship Manager
Institutional Retirement & Trust

Enclosure